THE LEBRECHT GROUP
                         A PROFESSIONAL LAW CORPORATION

Brian A. Lebrecht, Esq.                                  Craig V. Butler, Esq. *
                                                        Edward H. Weaver, Esq.**

                                                    Admitted only in California*
                                                         Admitted only in Utah**

                                 April 19, 2006


U.S. Securities and Exchange Commission
Division of Corporation Finance
450 5th Street, NW
Washington, D.C. 20549
Attn: Lisa Haynes

      Re:   Anza Capital, Inc. (the "Company")
            Form 10-K for the Fiscal Year Ended April 30, 2005
            Form 10-Q for the Fiscal Quarters Ended July 31, 2005
              and October 31, 2005
            File No. 000-19065

Dear Ms. Haynes:

      In response to the comments in your letter dated March 21, 2006, we respond herein on behalf of the Company:

Form 10-K for the Fiscal Year ended April 30, 2005

Financial Statements and Supplementary Data

General

1. Please revise future filings beginning with your Form 10-K for the fiscal year ended April 30, 2006 to provide the selected quarterly financial data and disclosures as prescribed by Item 302(a) of Regulation S-K.

      The Company will revise future filings beginning with its Form 10-K for the fiscal year ended April 30, 2006 to provide the selected quarterly financial data and disclosures as prescribed by Item 302(a) of Regulation S-K.


--------------------------------------------------------------------------------
IRVINE OFFICE:                                            SALT LAKE CITY OFFICE:

9900 RESEARCH DRIVE                                  406 W. SOUTH JORDAN PARKWAY
IRVINE                                                                 SUITE 160
CALIFORNIA o 92618                                                  SOUTH JORDAN
                                                                    UTAH o 84095
(949) 635-1240 o FAX (949) 635-1244          (801) 983-4948 o FAX (801) 983-4958

                            www.thelebrechtgroup.com

Lisa Haynes
U.S. Securities and Exchange Commission
April 19, 2006
Page 2


Consolidated Financial Statements

Note 2 - Basis of Presentation and Summary of Significant Accounting Policies, page F-13

2. We note that on page F-13 you identified litigation loss provisions as a primary area where financial information is subject to the use of estimates. Please provide in your response letter the proposed revised disclosures you intend to include in the financial statements on your Form 10-K for the period ended April 30, 2006 to describe your accounting policies regarding litigation loss contingencies. Refer to paragraphs 12-13 of APB 22, which prescribe disclosure of policies which materially affect the determination of financial position, cash flows, or results of operations.

      The Company is subject to litigation in the normal course of business. The management of the company assesses the probability and financial exposure when determining when a liability for losses should be recorded following FAS-5 "Accounting for Contingencies."

      According to FAS-5, two conditions must be met for a loss contingency to be accrued as a charge to income as of the date of the financial statements. That is, it is probable that as of the date of the financial statements a liability has been incurred, based on the information available before the actual issuance date of the financial statements, and the amount of loss can be estimated reasonably. Based on these two conditions being met, the management of the company recognizes the litigation loss in the income statement and discloses the contingency in the notes to the financial statements accordingly.

3. Based upon your disclosures on page F-15, it appears that your restricted cash balances as of April 30, 2005 and 2004 were not available for withdrawal and/or use in current operations. If true, please revise future filings to classify restricted cash balances as non-current assets. Please refer to paragraphs 4-6 of Section 3A of ARB 43.

      The Company will revise future filings to classify restricted cash balances as non-current assets.

Note 10 - Commitments and Contingencies, page F-21

4. We note your disclosures on page 14 that you generally sell loans with 30 day recourse provisions relating to first payment defaults, breach of representations and warranties or fraud. Please tell us whether the indemnifications you discuss on page F-22 arose from these 30 day recourse provisions. Please also tell us the terms of any other indemnification agreements that you may have (if any) aside from the agreements described on page F-22.

      Yes, these indemnifications arose from the 30 day recourse provisions. There are no other indemnification agreements aside from the agreements described on page F-22.

Note 11 - Stockholders' Equity (Deficit), page F-26

Lisa Haynes
U.S. Securities and Exchange Commission
April 19, 2006
Page 3


5. Please tell us the following regarding the September 17, 2004 Securities Exchange Agreement and Escrow Agreement:

      o how you accounted for the reduction in value of the Cash Technologies (TQ) shares from $1,320,000 at the inception of the agreement to $1,090,000 as of April 30, 2005;

      o whether both the warrants and the Series G convertible preferred stock were returned to ANZA upon rescission of the agreement; and

      o how you accounted for the rescission of the agreement and the relevant accounting literature you relied upon to support your treatment

      Under the terms of the Securities Exchange Agreement and Escrow Agreement (the "Agreement"), the Cash Technologies, Inc. shares ("TQ") were held as available for sale. However, if the market value of those shares exceeded $1,000,000, the excess amount would be payable to the holders of the Series G preferred stock upon the sale of the TQ shares and under certain other conditions.

      Therefore, amounts in excess of $1,000,000 were included in current liabilities, grouped with the related Series G preferred stock under the caption "Redeemable Securities" at the balance sheet date. If the value of the TQ shares decreased, the amounts recorded as redeemable were likewise reduced.

      Upon rescission of the Agreement, only the Series G preferred stock was returned to ANZA. The TQ shares were returned to the Gaulds, and the warrants were kept by the Gaulds.

      On May 5, 2005, the Company exercised its right to rescind the agreement. As the rescission was subsequent to the year end, the Company reclassified the Series G preferred stock from the equity section of the balance sheet to current liabilities as of April 30, 2005 in order to properly reflect the eventual redemption of the Series G preferred stock.

      During the first quarter ended July 31, 2005, upon termination of the contract and rescission of the Agreement, the Company immediately expensed the unamortized value of the warrants totaling $96,716.

      Under Emerging Issues Task Force Issue No. 00-27, "Application of Issue No. 98-5 to Certain Convertible Instruments," if an entity redeems a convertible preferred security with a beneficial conversion option, the excess of (a) the fair value of the consideration transferred to the holders of the convertible preferred security over (b) the carrying amount of the convertible preferred security in the issuer's balance sheet plus (c) the amount previously recognized for the beneficial conversion option should be subtracted from net earnings to arrive at net earnings available to common shareholders. The Company recorded the transaction in accordance with this guidance and recognized dividends aggregating $225,821 related to this rescission.

6. You state on page F-34 that the Gauld's exercised their option to rescind the Securities Exchange Agreement, however your disclosure on page F-29 indicates that the company exercised its right to rescind the agreement. Please reconcile these statements in your response letter and revise your footnotes in future filings beginning with your Form 10-K for the fiscal year ended April 30, 2006, to clarify the transaction as necessary.

Lisa Haynes
U.S. Securities and Exchange Commission
April 19, 2006
Page 4


      The Company exercised the option to rescind. The reason for the deal was to provide equity to Anza. If the Gaulds could exercise the option to rescind, it would not have been equity. The Company will revise its footnotes in future filings beginning with its Form 10-K for the fiscal year ended April 30, 2006, to clarify the transaction as necessary.

7. We note your disclosure on page F-32 that you recognized $900,000 and $678,980 of consulting expense in connection with the issuance of shares to consultants for services rendered. Please tell us the following:

      o whether the shares issued to the consultants were common stock of AMRES or of Anza Capital, Inc.;

      o     the fair value of the services received from the consultants;

      o how you determined that the fair value you assigned to the equity instruments issued was more reliably measurable than the fair value of the services received;

      o What measurement date was used to determine the fair value of the equity instruments issued; and

      o     your basis for determining the measurement date used.

      On October 18, 2004 American Residential Funding, Inc. filed a Form D with the SEC for a listing on the Pink Sheets. In connection with the filing, the Company issued 15,000,000 shares of AMRES common stock to consultants as advisors to facilitate the transaction and concurrently sold 3,000,000 shares of common stock at $0.01 per share.

      Additionally, during the period from December 2004 through April 2005, AMRES issued an additional aggregate of 17,354,138 shares of common stock to various consultants and service providers.

      The fair value of the services to be provided by the consultants in the transactions was not determinable with any objective measure and, as such, the fair value of the shares issued to them was used to determine the expense recorded by the Company.

      In December 2004, the shares began trading at $0.05 per share. As the issuance of the shares was in contemplation of the eventual trading at $0.05 per share, the shares were valued at the $0.05 per share, the understood trading value at the time of the transaction. For those shares issued after December 2004, the trading price on the date of the grant (prices ranging from $0.014 to $0.06 per share) was used to value the shares issued. The shares were valued on the date they were granted and all of the criteria for measurement were met.

Note 13 - Segment and Other Information, page F-33

8. We note you have included a footnote for segment reporting, however your disclosure does not appear to include all the elements prescribed by paragraphs 25-39 of SFAS 131. Please provide us with the proposed revised segment reporting disclosures you intend to use in the financial statement footnotes included in your Form 10-K for the fiscal year ended April 30, 2006. Please carefully review the guidance prescribed by the aforementioned paragraphs to ensure your revised disclosure includes all general and specific elements, or explain why such elements are note applicable.

Lisa Haynes
U.S. Securities and Exchange Commission
April 19, 2006
Page 5


FAS131, Par. 25

      A brief description of the Company's compliance with FAS131, Par. 25 is set forth below within the other responses.

FAS131, Par. 26

      The Company has provided the general information required under FAS131, Par. 26. on page F-33 of the Company's Form 10-K for the fiscal year ended April 30, 2005.

FAS131, Par. 27

      The Company has provided the information about profit or loss and assets required under FAS131, Par. 27. on page F-33 of the Company's Form 10-K for the fiscal year ended April 30, 2005. Disclosure regarding revenues from external customers; revenues from transactions with other operating segments of the same enterprise; interest revenue; interest expense; depreciation, depletion, and amortization expense; unusual items as described in paragraph 26 of APB Opinion No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions; equity in the net income of investees accounted for by the equity method; income tax expense or benefit; and extraordinary items is not applicable because the specified amounts are not included in the measure of segment profit or loss reviewed by the chief operating decision maker or regularly provided to the chief operating decision maker.

FAS131, Par. 28

      The disclosure required by FAS131, Par. 28 regarding the amount of investment in equity method investees and total expenditures for additions to long-lived assets other than financial instruments, long-term customer relationships of a financial institution, mortgage and other servicing rights, deferred policy acquisition costs, and deferred tax assets is not applicable because the specified amounts are not included in the measure of segment profit or loss reviewed by the chief operating decision maker or regularly provided to the chief operating decision maker.

FAS131, Par. 29

      The Company has complied with FAS131, Par. 26 because the amount of each segment item reported was the measure reported to the chief operating decision maker for purposes of making decisions about allocating resources to the segment and assessing its performance. Adjustments and eliminations made in preparing the Company's general-purpose financial statements and allocations of revenues, expenses, and gains or losses were included in determining reported segment profit or loss only if they were included in the measure of the segment's profit or loss that is used by the chief operating decision maker. Similarly, only those assets that were included in the measure of the segment's assets that is used by the chief operating decision maker were reported for that segment. Any amounts allocated to reported segment profit or loss or assets, were allocated on a reasonable basis.

Lisa Haynes
U.S. Securities and Exchange Commission
April 19, 2006
Page 6


FAS131, Par. 30

      The Company has complied with FAS131, Par. 30 because the chief operating decision maker used only one measure of a segment's profit or loss and only one measure of a segment's assets in assessing segment performance and deciding how to allocate resources, and reported segment profit or loss and assets shall at those measures.

FAS131, Par. 31

      The Company did not provide an explanation of the measurements of segment profit or loss and segment assets for each reportable segment because it was impracticable.

FAS131, Par. 32

      The Company did not provide the disclosure required under FAS131, Par. 32 regarding reconciliations because it was impracticable.

FAS131, Par. 33

      The disclosure required under FAS131, Par. 33 regarding interim period information is not applicable because the disclosure document under review is from the Form 10-K for the Fiscal Year and there is no interim period information to disclose.

FAS131, Par. 34

      The disclosure required under FAS131, Par. 34 regarding the Restatement of Previously Reported Information is not applicable because the Company did not change the structure of its internal organization in a manner that caused the composition of its reportable segments to change.

FAS131, Par. 35

      The disclosure required under FAS131, Par. 35 is not applicable because the Company did not change the structure of its internal organization in a manner that caused the composition of its reportable segments to change.

FAS131, Par. 36

      Disclosure regarding paragraphs 37-39 is provided as set forth below.

FAS131, Par. 37

      The Company did not provide the information required under FAS131, Par. 37 because it was impracticable to provide such information.

Lisa Haynes
U.S. Securities and Exchange Commission
April 19, 2006
Page 7


FAS131, Par. 38

      The Company did not provide the information required under FAS131, Par. 38 because it was impracticable to provide such information.

FAS131, Par. 39

      The Company did not provide the information required under FAS131, Par. 39 because it does not rely on one or a few major customers.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 20

9. We note you have changed your registered independent accounting firm for the audit of the fiscal year ended April 30, 2005. Please revise your future filings beginning with your Form 10-K for the fiscal year ended April 30, 2006 to provide the disclosures prescribed by Item 304 of Regulation S-K.

      The Company will revise its future filings beginning with its Form 10-K for the fiscal year ended April 30, 2006, to provide the disclosures prescribed by Item 304 of Regulation S-K.

Quarterly Report on Form 10-Q for the Quarters ended July 31, 2005 and October 31, 2005

Consolidated Financial Statements

General

10. It appears that your mortgage banking operations ceased on May 31, 2005. Please tell us in your response letter why you have not provided certain disclosures regarding your discontinued mortgage banking operations (such as the manner and timing for disposal) and separately reported the operating results, net of applicable income tax effects, and assets and liabilities attributable to the discontinued operation for all periods presented. Please refer to the guidance provided by Rule 5-03(15) of Regulation S-X and by paragraphs 41-44 and 47-48 of SFAS 144.

      On May 31, 2005, Anza Capital, Inc. (the "Company") discontinued its mortgage banking operations, as AMRES was unable to meet the maximum deductible requirements for the errors and omissions insurance to maintain its warehouse line of credit, which expired on May 31, 2005. The discontinuance of the Company's mortgage banking operations was executed by stopping its operations and running out the current business. As of the quarter ended July 31, 2005, there were three loans held for sale. These loans were sold during the quarter ended October 31, 2005.

      Under SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the decision to "run out" a business qualifies for disclosure in continuing operations under the following circumstance:

Lisa Haynes
U.S. Securities and Exchange Commission
April 19, 2006
Page 8


      "An entity may have a disposal strategy that involves the "run-off" of operations (i.e., to cease accepting new business but to continue to provide service under existing remaining contracts until they expire or are terminated). After SFAS 144 is applied, the component of the entity that is to be abandoned through the run-off of operations should not be reported as a discontinued operation until all operations, including run-off operations, cease."

      The Company was still in process of running off its mortgage banking operations, and the Company continued to incur expenses related to these operations. The company was involved in on-going efforts to clean up the remaining operations, on-going discussions with the Company's agents, and continued settling of agent and bank agreements related to mortgage banking transactions as well as on-going attempts to dispose of the final loans held for sale.

      Therefore, the Company's inclusion of the mortgage banking activities in continuing operations was appropriate and that the operations of the mortgage banking division did not qualify to be disclosed as discontinued operations until all operations have ceased.

Company's Statements

      The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

      Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

      The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please do not hesitate to contact me if you have any questions. Thank you for your time and attention to this matter.

                                            Sincerely,


                                            /s/ Brian A. Lebrecht

                                            Brian A. Lebrecht, Esq.